Exhibit 23(a)
Consent of Independent Registered Public Accounting Firm

The Benefits Committee
Costco 401(k) Retirement Plan:

We consent to the incorporation by reference in the registration statements (Nos. 333-180163, 333-187418, and 333-204739) on Form S-8 of Costco Wholesale Corporation of our report dated June 15, 2015, with respect to the statements of net assets available for benefits of the Costco 401(k) Retirement Plan as of December 31, 2014 and 2013, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of the Costco 401(k) Retirement Plan.

/s/ KPMG LLP

Seattle, Washington
June 15, 2015